Exhibit 99.73

Enthusiast Gaming Announces $31.7 Million of Pro Forma Revenue in Q3 2020

Completed transformational acquisition of Omnia Media on August 30, 2020

TORONTO, Nov. 16, 2020 --

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), today announced results for the third quarter ended September 30, 2020.

“The third quarter was another record quarter for us. The acquisition of Omnia in August was transformational, and Omnia’s assets and viewers are proving to be a natural fit for our ecosystem,” commented Adrian Montgomery, Chief Executive Officer of Enthusiast Gaming. “We are on a mission to prove the earnings power of our platform of 300 million gamers monthly. We are growing rapidly and look forward to continued strong performances in the fourth quarter and in 2021.”

Third Quarter 2020 Highlights:

•	Reported revenue was $16.3 million, an increase of 133% compared to $7.0 million in the second quarter;
•	Pro forma revenue was $31.7 million for Q3 2020, an increase of 17% compared to $27.2 million in the second quarter;
•	Reported gross margin was $4.1 million, an increase of 28% compared to $3.2 million in the second quarter;
•	Pro forma gross margin was $5.3 million, an increase of 18% compared to $4.5 million in the second quarter;
•	Reported operating expenses were $8.2 million, an increase of 9% compared to $7.5 million in Q2;
•	Pro forma operating expenses were $9.3 million, an increase of 4% compared to $8.9 million in the second quarter;
•

Net loss and comprehensive loss for Q3 was $8.0 million, compared to $6.5 million in the second quarter, resulting in a net and comprehensive loss per share, basic and diluted, of $0.10 and $0.09, respectively;

•	Pro forma total views across written and video content were 10.6 billion for Q3, and 32.2 billion year-to-date;
•	Direct sales were approximately $1.0 million, an increase of 67% compared to the second quarter;
•	Closed the acquisition of Omnia Media on August 30, 2020;
•	Closed a $17.25 million bought deal public offering on August 31, 2020;
•	Introduced two new paid subscription offerings, Siliconera+ and The Escapist+; and,
•	Added three senior media executives to the leadership team.

The Company completed the acquisition of Omnia Media Inc. (“Omnia”) on August 30, 2020 (see press release dated August 31, 2020). The unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 (the “Financial Statements”) include the financial results of Omnia from August 30 through September 30, 2020. References to “pro forma” figures herein will assume the acquisition of Omnia took place on the first day of the respective period. The Company is providing pro forma quarterly information for 2020 as a number of mergers and acquisitions closed in the second half of 2019 reduce the comparability of year-over-year figures. The Financial Statements contain comparative figures for the three and nine months ended September 30, 2019. Results are presented in Canadian dollars.

Pro Forma Metrics

Select Pro Forma Financial Metrics: Quarterly and 9 Months 2020 Pro Forma for Omnia Acquisition
(in $M except for EPS)	Q120	Q220	Q320	9 months FY20
Total Revenue	$26.2	$27.2	$31.7	$85.1
Media and Content	$22.5	$24.4	$29.0	$75.9
Subscription	$1.2	$1.7	$1.6	$4.5
Esports and Entertainment	$2.5	$1.1	$1.1	$4.7
Gross Margin	$4.7	$4.5	$5.3	$14.6
Gross Margin%	18.0%	16.7%	16.8%	17.2%
Operating Income (loss)	$(4.6)	$(4.3)	$(4.0)	$(12.9)
Operating Margin	-17.4%	-15.9%	-12.6%	-15.2%
Net Income (loss)	$(6.1)	$(6.4)	$(8.0)	$(20.5)
Earnings (loss) Per Share (basic & diluted)	$(0.08)	$(0.09)	$(0.10)	$(0.27)

Select Pro Forma Operating Metrics: Quarterly and 9 Months 2020
Pro Forma for Omnia Acquisition
	Q120	Q220	Q320	9 months FY20
Total Views (millions)	9,201	12,485	10,554	32,240
Web pageviews	2,296	3,119	2,427	7,842
Video views	6,905	9,366	8,127	24,398
Paid Subscribers (thousands - as at end of period)	92	111	112	112

Certain information provided in this news release is extracted from Financial Statements and Management’s Discussion & Analysis (“MD&A”) of the Company for the three and nine months ended September 30, 2020, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A can be found under the Company’s profile on www.sedar.com.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on November 16, 2020, at 5:00 p.m. Eastern Time to review and discuss third quarter results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-877-407-9039

International: +1 201-689-8470

Conference ID: 13713075

A live webcast can be heard at https://www.enthusiastgaming.com/shareholder-information/.

If you are unable to join live, a replay of the call will be accessible until November 30, 2020, as follows: North America: 1-844-512-2921; International: +1 412-317-6671. The conference ID is 13713075. A recorded version of the webcast will also be available via the Enthusiast Gaming investor relations website.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites include The Sims Resource, Destructoid, and The Escapist. Enthusiast’s talent division works with approximately 500 YouTube creators such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Forward Looking Statements
This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Enthusiast Gaming Holdings Inc.
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2020 and December 31, 2019

	September 30, 2020	December 31, 2019
		(Audited)
ASSETS
Current
Cash	$8,526,400	$13,211,722
Investments	125,002	804,865
Trade and other receivables	17,230,810	6,701,087
Loans receivable	205,235	205,936
Income tax receivable	283,065	-
Prepaid expenses	821,029	612,386
Total current assets	27,191,541	21,535,996
Non-current
Property and equipment	406,949	298,312
Right-of-use asset - lease contract	3,178,922	733,413
Long-term investment	2,755,340	2,480,405
Investment in associates	1,003,687	914,295
Long-term portion of prepaid expenses	-	104,630
Intangible assets	82,625,437	60,017,320
Goodwill	110,149,496	83,259,416
Total Assets	$227,311,372	$169,343,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$19,182,061	$7,423,396
Deferred revenue	1,260,183	1,647,594
Income tax payable	-	2,415
Deferred payment liability	1,332,854	1,208,413
Current portion of lease contract liability	512,789	193,366
Total current liabilities	22,287,887	10,475,184
Non-current
Long-term debt	22,310,203	19,691,220
Long-term lease contract liability	2,703,040	548,846
Convertible debentures	7,656,712	7,015,820
Vendor-take-back loan	5,401,037	-
Deferred payment liability	536,372	473,413
Deferred tax liability	18,708,353	12,482,605
Total liabilities	$79,603,604	$50,687,088

Shareholders’ Equity
Share capital	226,212,402	176,511,857
Shares to be returned to treasury	-	(3,858,756)
Warrants reserve	8,037,946	15,404,728
Contributed surplus	9,872,621	9,439,324
Accumulated other comprehensive income	156,117	90,078
Deficit	(96,571,318)	(78,930,532)
Total shareholders’ equity	147,707,768	118,656,699
Total liabilities and shareholders’ equity	$227,311,372	$169,343,787

Enthusiast Gaming Holdings Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive
Loss
For the three and nine months ended September 30, 2020 and 2019

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Revenue
Revenue	$16,328,946	$3,007,307	$30,287,614	$3,007,307
Gain on player buyout	-	-	204,764	-
Total revenue	16,328,946	3,007,307	30,492,378	3,007,307
Cost of sales	12,268,906	1,048,215	19,917,990	1,048,215
Gross margin	4,060,040	1,959,092	10,574,388	1,959,092
Operating expenses
Professional fees	549,942	724,644	1,463,887	1,371,092
Consulting fees	1,336,461	2,118,877	3,725,135	2,617,586
Advertising and promotion	215,410	630,555	701,901	1,118,975
Office and general	625,296	283,431	2,077,937	401,929
Salaries and wages	2,304,003	591,490	5,191,402	658,516
Technology support, web development and content	1,163,126	115,622	3,397,877	115,622
eSports player, team and game Expenses	760,844	808,063	2,244,640	808,063
Foreign exchange (gain) loss	(23,125)	120,347	(71,394)	135,975
Share-based compensation	203,963	2,156,199	873,211	2,549,819
Amortization and depreciation	1,042,072	259,771	3,390,604	259,771
Total operating expenses	8,177,992	7,808,999	22,995,200	10,037,348

Other expenses (income)
Listing expense	-	6,891,713	-	6,891,713
Transaction cost	1,621,775	2,873,606	1,621,775	2,873,606
Share of loss from investment in	808,011	-	2,080,358	-
associates
Interest and accretion	1,264,594	1,134,007	3,951,379	1,134,007
Change in fair value of investment	(374,065)	-	(211,050)	-
Loss on modification of long-term debt	806,879	-	806,879	-
Interest income	(14,775)	(590,292)	(91,305)	(658,515)
Net loss before income taxes	(8,230,371)	(16,158,941)	(20,578,848)	(18,319,067)

Income taxes
Current income tax expense	9,139	-	20,520	-
Deferred income tax recovery	(143,623)	-	(585,818)	-
Net loss for the period	(8,095,887)	(16,158,941)	(20,013,550)	(18,319,067)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation Adjustment	62,420	19,397	66,039	19,397
Net loss and comprehensive loss for the period	$(8,033,467)	$(16,139,544)	$(19,947,511)	$(18,299,670)
Net loss and comprehensive loss per share, basic and diluted	$(0.10)	$(0.42)	$(0.26)	$(0.69)
Weighted average number of common shares outstanding, basic and diluted	83,147,816	38,601,234	76,651,219	26,376,710

Enthusiast Gaming Holdings Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2020 and 2019

	For the nine months ended
	September 30, 2020	September 30, 2019

Cash flows from operating activities
Net loss for the period	$(20,013,550)	$(18,319,067)
Items not affecting cash:
Amortization and depreciation	3,390,604	259,771
Share-based compensation	873,211	2,549,819
Interest and accretion	1,378,077	1,015,791
Deferred income tax recovery	(585,818)	-
Gain on player buyout	(204,764)	-
Foreign exchange (gain) loss	(7,050)	124,412
Listing expense	-	6,891,713
Capitalized interest and success fee	1,494,910	43,803
Shares issued for services	138,172	355,892
Loss on modification of long-term debt	806,879	-
Provisions	90,366	-
Change in fair value of investment	(211,050)	-
Share of loss from investment in associates	2,080,358
Changes in working capital		-
Changes in trade and other receivables	(1,916,067)	(1,376,401)
Changes in prepaid expenses	63,250	14,868
Changes in accounts payable and accrued liabilities	2,288,492	1,267,787
Changes in deferred revenue	(387,411)	-
Changes in income tax receivable	(285,480)	-
Net cash used in operating activities	(11,006,871)	(7,171,612)

Cash flows from investing activities
Cash paid for acquisitions	(10,500,000)	(1,500,000)
Business acquisitions, net of cash acquired	281,125	(10,727,844)
Proceeds from disposal of investment	680,000	-
Deferred payment liability	-	(11,965,500)
Proceeds from disposal of intangible assets	204,764	-
Investment in associate	(2,169,750)	(1,330,690)
Acquisition of property and equipment	(4,871)	(48,438)
Net cash used in investing activities	(11,508,732)	(25,572,472)

Cash flows from financing activities
Proceeds from the issuance of shares for the Offering, net of transaction cost	15,609,257	-
Proceeds from the issuance of shares for subcription receipt proceeds, net of transaction cost	-	23,937,295
Proceeds from convertible debenture, net of transaction costs	-	9,345,004
Proceeds from long-term debt, net of tansaction costs	-	2,170,000
Proceeds from exercise of warrants	2,354,246	345,531
Proceeds from exercise of options	49,366	19,237
Lease payments	(221,764)	(22,186)
Net cash provided by financing activities	17,791,105	35,794,881

Foreign exchange effect on cash	39,176	(6,491)
Net change in cash	(4,685,322)	3,044,306
Cash, beginning of period	13,211,722	4,155,054
Cash, end of period	$8,526,400	$7,199,360

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

Investor Relations Contact:
Eric Bernofsky, Chief Corporate Officer, 416.623.9360
investor@enthusiastgaming.com

Media Relations – ID Public Relations
EnthusiastGaming@id-pr.com